Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS THIRD QUARTER 2018 FINANCIAL RESULTS

Minnetonka, MN – November 7, 2018 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of connectivity infrastructure and services for deployments of broadband networks, today announced financial results for the third quarter (“Q3”) ended September 30, 2018, including a discussion of results of operations by segment.

Third Quarter 2018 Summary

●	Q3 2018 consolidated sales were $15.3 million, compared to $20.4 million in Q3 2017, and were lower primarily due to a decrease in sales in the Suttle and JDL segments, offset partially by higher sales at Net2Edge.

●	Q3 2018 consolidated net loss was $1.5 million compared to a net loss of $4.5 million in Q3 2017, which included $796,000 of restructuring costs associated with closing Suttle’s Costa Rica facility, a $3.0 million write off of excess and obsolete inventory primarily related to legacy products and the loss of business for a custom telecommunications product, and a $417,000 write off of pre-paid royalties related to a third-party product development agreement. The 2018 Q3 losses had no restructuring costs and were primarily driven by operating losses in Suttle, JDL Technologies and Net2Edge.

●	Transition Networks continued to report positive operating income and lower operating expenses. Q3 2018 operating income was $603,000 compared to $176,000 in Q3 2017.

●	Suttle’s Q3 operating loss of $1.1 million narrowed from the $4.5 million operating loss in Q3 2017, impacted by improved product margins due to pricing changes and product mix, lower write offs of excess and obsolete inventory and the absence of restructuring costs. These improvements were partially offset by higher 2018 manufacturing variances due to lower production.

●	JDL Technologies had an operating loss of $299,000 in Q3 2018 compared to $412,000 operating income last year driven by lower education revenue, partially offset by lower operating expenses.

●	Net2Edge had an operating loss of $769,000 in Q3 2018 compared to $776,000 operating loss last year driven by higher sales, partially offset by lower margins.

●	The Company’s Q3 2018 consolidated net loss was $1.5 million, or $(0.17) per diluted share, compared to a net loss of $4.5 million, or $(0.50) per diluted share, in Q3 2017. Due to losses sustained in 2015 through 2017, we have applied a tax valuation allowance to the 2018 tax provision resulting in limited tax benefit being recorded.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “We are starting to see some progress in our plans to return the company to profitability. Sales increased over second quarter and while they declined from third quarter last year, growth prospects look more positive going into quarter four. Margins improved quarter over quarter due to operational improvements and not having the excess inventory issues seen last year, which we now believe are under control. Transition Networks had its ninth consecutive quarter of profitability and their new product sales1 were $3.5 million for the quarter and 38% of total Transition Networks’ sales. North America growth was robust at 8% year over year, driven by federal projects, Power-over-Ethernet and security & surveillance offerings, which are gaining traction particularly in large accounts, where several proof of concept testing initiatives are nearing completion. This North America progress was partially offset by softness in international sales due to decline in the traditional carrier business.

“JDL’s losses continued, primarily driven by approval delays with our key education customer’s federal funding process. Full approvals have now been granted and the project to enhance network security, improve performance and establish redundancy to ensure network reliability started in earnest in October. With projects started, we expect improved results for JDL in quarter four. Net2Edge continues to have year-over-year revenue growth and although customer testing has taken longer than we anticipated, we believe new product sales orders will continue. Optimizing our procurement process remains a high priority.

“Suttle revenue again declined but the loss narrowed. Product development and sales cost expenses have been incurred as we have invested in our “Suttle Home, Securely Wired” offering and new products are under development for the fast growing residential Internet of Things (“IOT”) opportunity. We are balancing our investment in this growth opportunity with right-sizing in the Suttle legacy business to reduce losses. Cost reductions throughout the organization have taken place during the quarter and further adjustments may be necessary depending on business conditions.

Mr. Lacey concluded “The ’Special Committee‘ of the Board of Directors supported by Northland Capital Markets is continuing the corporate portfolio review and evaluating options, which we believe can return CSI to growth and profitability. Additional actions emanating from these reviews are expected in the near future.”

1 “New product sales” represent sales from new products introduced within the last three years.

Q3 2018 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Sales	$ 9,231	$ 9,327	$ 26,219	$ 27,831
Gross profit	4,348	3,985	11,783	12,164
Operating income	603	176	835	683

Transition Networks’ Q3 2018 sales decreased $96,000, or 1%, compared to Q3 2017, primarily due to lower international revenue, offset partially by an increase in federal projects and higher switch revenue and network adapter revenue. Sales in North America increased $611,000, or 8%, while international sales decreased $707,000, or 37%, primarily due to continuing declines in our carrier business and some account readjustment with our Net2Edge business unit. Gross margins increased by $363,000 in 2018 compared to 2017 and gross margin as a percentage of sales increased to 47.1% in the third quarter of 2018 from 42.7% in 2017 due to favorable product mix and the $344,000 (3.7% of sales) in excess and obsolete inventory adjustments in the third quarter of 2017. Operating expenses in Q3 2018 decreased $64,000 or 2% compared to the prior year. Transition Networks’ operating income was $603,000 in Q3 2018, compared to $176,000 in Q3 2017, as margin percentages improved and operating expenses were reduced.

Suttle

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Sales	$ 5,009	$ 7,536	$ 17,855	$ 24,888
Gross profit	916	(1,431)	2,750	441
Operating loss	(1,137)	(4,466)	(3,713)	(8,660)

Suttle’s sales decreased 34% to $5.0 million in Q3 2018 from $7.5 million in Q3 2017 due to lower sales of its legacy products. Sales to communication service providers decreased 38% to $4.3 million in Q3 2018 from $6.9 million in Q3 2017. Gross margin as a percentage of sales increased to 18.3% from a negative (19.0%) in the same period of 2017 primarily due to the 2017 $417,000 write off of prepaid royalties under a product development agreement and excess and obsolete inventory adjustments, partially offset by higher factory underabsorption in Q3 2018 compared to prior year. The margin impact of excess and obsolete inventory adjustments was $100,000 in the third quarter of 2018 (2.0% of sales) compared to $2,637,000 (35.0% of sales) in the same period of last year. Operating expenses in Q3 2018 decreased $982,000 compared to prior year when Suttle expensed $796,000 in Q3 2017 for restructuring expense related to the closing of its Costa Rica production facility.

JDL Technologies

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Sales	$ 859	$ 3,613	$2,482	$ 10,504
Gross profit	147	883	201	2,805
Operating loss	(299)	412	(1,209)	(262)

JDL Technologies’ sales decreased 76% to $859,000 in Q3 2018 from $3.6 million in Q3 2017. Revenue from the education sector declined with Q3 2018 revenue of $185,000 compared to $2.9 million in Q3 2017. The revenue decline is due to delays in the approval of federal funding for the 2017-2018 funding cycle, which have since been approved. Operating expenses decreased 5% in 2018 to $446,000, compared to $471,000 in 2017 due to expense reduction measures taken in light of the expected revenue delay in the education sector. Q3 2018 ended with an operating loss of $299,000 compared to operating income of $412,000 Q3 2017.

Net2Edge

(in 000s)	Three Months Ended September 30		Nine Months Ended September 30
	2018	2017	2018	2017
Sales	$ 405	$ 182	$ 1,251	$ 719
Gross profit	40	60	322	457
Operating loss	(769)	(776)	(2,211)	(1,941)

Net2Edge’s sales increased 123% to $405,000 in Q3 2018 from $182,000 in Q3 2017 primarily due to revenue shifting from an established Transition Networks’ account to take advantage of Net2Edge’s higher-featured product sets. Operating expenses decreased 3% in 2018 to $809,000 compared to $836,000 in 2017 due to lower marketing expense.

Financial Condition

CSI’s balance sheet at September 30, 2018 included cash, cash equivalents and investments of $11.3 million and working capital of $31.0 million, compared to $18.0 million cash, cash equivalents and investments and $36.5 million working capital at December 31, 2017.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which the Company expects to file on or about November 14, 2018.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, and future growth. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by these statements due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth in this press release should be read in light of these risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.

Mark D. Fandrich

Chief Financial Officer

952-582-6416

mark.fandrich@commsysinc.com

Roger H. D. Lacey

Chief Executive Officer

952-996-1674

Selected Income Statement Data

	Unaudited
	Three Months Ended		Nine Months Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
Sales	$15,291,993	$20,412,439	$47,103,837	$63,280,980
Gross profit	$5,240,574	$3,303,907	$14,404,278	$15,279,612
Operating loss	(1,601,774)	(4,653,647)	(6,298,198)	(10,180,263)
Loss before income taxes	(1,546,869)	(4,631,355)	(6,052,178)	(10,195,238)
Income tax benefit	(2,137)	(109,340)	(6,092)	(67,014)
Net loss	$(1,544,732)	$(4,522,015)	$(6,046,086)	$(10,128,224)

Basic net loss per share	$(0.17)	$(0.50)	$(0.66)	$(1.13)
Diluted net loss per share	$(0.17)	$(0.50)	$(0.66)	$(1.13)
Cash dividends declared per share	$0.04	$0.04	$0.12	$0.12

Average basic shares outstanding	9,146,184	8,960,606	9,093,609	8,934,235
Average dilutive shares outstanding	9,146,184	8,960,606	9,093,609	8,934,235

Selected Balance Sheet Data

	Unaudited
	Sept. 30, 2018	Dec. 31, 2017
Total assets	$52,256,280	$58,146,261
Cash, cash equivalents & investments	11,251,116	17,994,407
Working capital	30,975,725	36,506,028
Property, plant and equipment, net	11,552,470	12,624,730
Long-term liabilities	—	15,144
Stockholders’ equity	42,574,115	49,170,727